Exhibit 99.37

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1 – Name and Address of Corporation

Quantum eMotion Corp. (“Quantum” or the “Corporation”)

2300 Bd Alfred Nobel

Saint-Laurent, QC, H4S 2A4

Item 2 – Date of Material Change

February 24, 2025

Item 3 – News Release

A news release pertaining to the material change being the subject of the present report was disseminated through Newswire on February 24, 2025 and filed on SEDAR+.

Item 4 – Summary of Material Change

On February 24, 2025, the Corporation closed its previously announced “best efforts” brokered private placement (the “Offering”) for total gross proceeds of C$10,000,000 (the “Offering”), consisting of the issuance of 13,333,333 units of the Corporation (each a “Unit”) at a price of C$0.75 per Unit (the “Offering Price”), pursuant to the listed issuer financing exemption (the “LIFE Exemption”) under Part 5A of National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”). A.G.P. Canada Investments ULC (the “Agent”) acted as sole bookrunner for the Offering and A.G.P./Alliance Global Partners acted as the sole U.S. agent to the Corporation in connection with the Offering.

Each Unit consists of (i) one common share in the capital of the Corporation (a “Share”), and (ii) one common share purchase warrant (a “Warrant”). Each Warrant entitles its holder to acquire one additional common share (a “Warrant Share”) of the Corporation at a price of C$1.10 for a period of 3 years from the date of issuance.

Item 5 – Full Description of Material Change

5.1	Full Description of Material Change

As consideration for its services, the Agent has received an aggregate cash fee equal to 6.5% of the gross proceeds of the Offering. In addition, the Corporation issued to the Agent non-transferable warrants (the “Agent Warrants”) representing 5.0% of the aggregate number of Units issued pursuant to the Offering. Each Agent Warrant entitles its holder to purchase one common share of the Corporation at price of C$0.88 for a 30-month period from the date of issuance.

The Corporation intends to use the net proceeds raised from the Offering to accelerate the pace of its research and development (“R&D”) efforts, expand the R&D team, hire staff for the commercialization initiatives underway and for general working capital needs

There is an offering document related to the Offering that can be accessed under the Corporation’s profile at www.sedarplus.ca and on the Corporation website at https://www.quantumemotion.com/.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

None.

Item 8 – Executive Officer

Marc Rousseau, Chief Financial Officer

Tel: (514) 886-0045

Email: info@quantumemotion.com

Item 9 – Date of Report

February 27, 2025

Cautionary Statement on Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, and subject to risks and uncertainties. All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. No assurance can be given that these assumptions and expectations will prove to be correct. Forward-looking statements are not facts, but only predications and can generally be identified by the use of statements that include phrases such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “foresee”, “grow”, “expect”, “plan”, “intend”, “forecast”, “future”, “guidance”, “may”, “predict”, “project”, “should”, “strategy”, “target”, “will” or similar expressions suggesting future outcomes and in this material change report relate to the expected use of proceeds from the Offering and the final approval of the TSX Venture Exchange.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties. Such forward-looking information necessarily involves known and unknown risks and uncertainties, including the relevant assumptions and risks factors set out in Quantum’s most recent annual management discussion and analysis filed on SEDAR+ at www.sedarplus.ca, which may cause Quantum’s actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, among others, the uncertain and unpredictable condition of global economy. Any forward-looking information is made as of the date hereof and, except as required by law, Quantum does not undertake any obligation to update or revise any forward–looking statement as a result of new information, subsequent events or otherwise.